Capay Mills

Profit and Loss
January - December 2020

	TOTAL
Income	
Milling Revenue	0.00
Discounts given	-1,052.47
Freight Income	420.01
Product Sales	101,967.70
Stripe Refunds	-524.99
Stripe Sales	14,794.10
Total Milling Revenue	**115,604.35**
Total Income	**$115,604.35**
Cost of Goods Sold	
Cost of Goods Sold - Milling	0.00
Booth Fee	4,022.00
Cost of labor	7,621.83
Freight & Delivery	151.54
Grain Purchases	17,626.67
Laboratory Analysis	350.00
Other Costs	436.10
Packaging	5,306.92
Purchases	770.18
Storage Fees	651.00
Supplies & Materials	465.09
Total Cost of Goods Sold - Milling	**37,401.33**
Total Cost of Goods Sold	**$37,401.33**
GROSS PROFIT	**$78,203.02**
Expenses	
Farming Expenses	0.00
Crop Supplies	197.22
Equipment Parts and Repairs - Farming	3,436.68
Farm production expense/material	3,080.89
Irrigation	77.62
On-farm fuel	87.69
Seed	108.03
Total Farming Expenses	**6,988.13**
Milling Expenses	0.00
Advertising/Promotional	279.91
Bank Charges	103.10
Brand and Identity Design	654.68
Building maintenance	1,125.00

Capay Mills

Profit and Loss
January - December 2020

	TOTAL
Car and Truck Expenses	0.00
DMV	394.00
Fuel	2,105.62
Registration	257.00
Repairs and Service	662.40
Total Car and Truck Expenses	**3,419.02**
Computer & Software Expense	460.40
Conferences and Workshops	75.00
Dues & Subscriptions	335.00
Education/Training	35.00
Equipment Rental	278.91
Insurance	0.00
Commercial vehicle insurance	1,088.33
Insurance - Liability	2,435.13
Total Insurance	**3,523.46**
Interest Expense	584.64
Legal & Professional Fees	2,595.00
Meals Expense	176.80
Merchant Fees	648.44
Office Expenses	261.20
Other Miscellaneous Service Cost	225.00
Parking/Tolls	885.00
QuickBooks Payments Fees	318.17
Rent or Lease	9,300.00
Shipping	1,989.45
Square Fees	1,117.78
Stripe Fees	564.32
Supplies & Materials	1,125.92
Taxes & Licenses	1,665.37
Utilities	1,095.09
Website design	330.00
Total Milling Expenses	**33,171.66**
Postage	243.15
Stationery & Printing	119.11
Travel Meals	109.21
Total Expenses	**$40,631.26**
NET OPERATING INCOME	**$37,571.76**
Other Income	
Interest Earned	0.44
Total Other Income	**$0.44**

Capay Mills

Profit and Loss
January - December 2020

	TOTAL
Other Expenses	
Charitable donation	169.68
Depreciation	16,943.00
Total Other Expenses	**$17,112.68**
NET OTHER INCOME	**$ -17,112.24**
NET INCOME	**$20,459.52**